     SUPPLEMENTER
     MODIFIED GUARANTEED ANNUITY CONTRACTS                               [LOGO]
     ISSUED BY HARTFORD LIFE INSURANCE COMPANY

     This Prospectus describes participating interests in a group deferred annuity contract designed and offered to provide retirement programs for you if you are an eligible individual. Eligible individuals include certain persons who are employees, retirees or the dependents of employees of employers as well as certain persons who are members or dependents of members of trade unions, bona fide associations and other entities who have entered into group deferred annuity contracts with Hartford Life Insurance Company ("Hartford" or the "Company"). Eligible individuals also include members or dependents of members of employee organizations or customers of financial institutions that are participating in group annuity contracts with the Company.

     An individually allocated deferred annuity certificate is offered in certain states and this certificate may be purchased to accept monies that are eligible for rollover to an Individual Retirement Account with a value of $5,000 or more.

     Participation in a Group Contract (the "Contract") will be separately accounted for by the issuance of a Certificate evidencing your interest under the Contract. The Certificate and Individual Annuity Certificate are hereafter referred to as "the Certificate."

     A minimum single purchase payment of at least $5,000 must accompany the application for a Certificate. Hartford reserves the right to limit the maximum single purchase payment amount. No additional payment is permitted on a Certificate although eligible individuals may purchase more than one Certificate. (See "Application and Purchase Payment")

     Purchase payments become part of the general assets of Hartford. During the period before annuity payments start, we credit interest on your account.

     If you decide to become a Contract Owner or a Participant, you should keep this Prospectus for your records.

     This prospectus is filed with the Securities and Exchange Commission ("SEC") The SEC doesn't approve or disapprove these securities or determine if the information in this prospectus is truthful or complete. Anyone who represents that the Securities and Exchange Commission does these things may be guilty of a criminal offense.

     This Prospectus can also be obtained from the Securities and Exchange Commission's website (www.sec.gov).

     This group deferred annuity contract IS NOT:

  -  A bank deposit or obligation

  -  Federally insured

  -  Endorsed by any bank or governmental agency
 ------------------------------------------------------------------------------

 Prospectus Dated: December 15, 2005
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                             AVAILABLE INFORMATION

     We are required by the Securities Exchange Act of 1934 to file reports and other information with the SEC. You may read or copy these reports at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C., 20549. You may call the SEC at 1-800-SEC-0330 for further information on the public reference room. You may also obtain reports, proxy and information statements and other information about us at the SEC's website at: www.sec.gov.

     We filed a registration statement ("Registration Statement") relating to the Contracts offered by this prospectus with the SEC under the Securities Act of 1933. This prospectus has been filed as a part of the Registration Statement and does not contain all of the information contained in the Registration Statement. For more information about the Contracts and us, you may obtain a copy of the Registration Statement in the manner set forth in the preceding paragraph.

     In addition, the SEC allows Hartford to "incorporate by reference" information that Hartford files with the SEC into this prospectus, which means that incorporated documents are considered part of this prospectus. Hartford can disclose important information to you by referring you to those documents. Information that Hartford files with the SEC will automatically update and supercede the information in this prospectus.

     This prospectus incorporates by reference the following documents:

     (a) Our Annual Report on Form 10-K for the fiscal year ended December 31, 2004;

     (b) Until this offering has been completed, any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934; and

     Statements in this prospectus, or in documents that we file later with the SEC and that legally become part of this prospectus, may change or supercede statements in other documents that are legally part of this prospectus. Accordingly, only the statement that is changed or replaced will legally be a part of this prospectus.

     Hartford will provide without charge to each person to whom a copy of this prospectus has been delivered, upon the written or oral request of such person, a copy of the document referred to above which has been incorporated by reference in this prospectus, other than exhibits to such document. Requests for such copies should be directed to Hartford Life Insurance Company, Attn: IPD/Retirement Plan Service Center, P.O. Box 1583, Hartford, Connecticut 06102-5085, telephone: 1-800-528-9009.

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                               TABLE OF CONTENTS

 SUMMARY.................................................................    4
 GLOSSARY OF SPECIAL TERMS...............................................    5
 DESCRIPTION OF CERTIFICATES.............................................    6
   A.  Application and Purchase Payment..................................    6
   B.  Accumulation Period...............................................    6
     1. Initial and Subsequent Guarantee Periods.........................    6
     2. Establishment of Guarantee Rates and Current Rates...............    6
     3. Surrenders.......................................................    7
       (a)  General......................................................    7
       (b) Market Value Adjustment.......................................    7
       (c)  Special Surrenders...........................................    8
     4. Premium Taxes....................................................    8
     5. Death Benefit....................................................    8
     6. Payment upon Partial or Full Surrender...........................    8
   C.  Annuity Period....................................................    9
     1. Electing the Annuity Commencement Date and Form of Annuity.......    9
     2. Change of Annuity Commencement Date or Annuity Option............    9
     3. Annuity Options..................................................    9
     4. Annuity Payment..................................................   10
     5. Death of Annuitant After Annuity Commencement Date...............   10
 INVESTMENTS BY HARTFORD.................................................   10
 AMENDMENT OF CERTIFICATES...............................................   11
 ASSIGNMENT OF CERTIFICATES..............................................   11
 DISTRIBUTION OF CERTIFICATES............................................   11
 FEDERAL TAX CONSIDERATIONS..............................................   12
   A.  General...........................................................   12
   B.  Taxation of Hartford..............................................   13
   C.  Information Regarding Tax-Qualified Retirement Plans..............   13
   D.  Contracts Owned by Non-Natural Persons............................   17
   E.  Annuity Purchases by Nonresident Aliens and Foreign
    Corporations.........................................................   18
   F.  Generation Skipping Transfer Tax..................................   18
   G.  Economic Growth and Tax Relief Reconciliation Act of 2001.........
 HARTFORD LIFE INSURANCE COMPANY.........................................   18
 LEGAL OPINIONS..........................................................   19
 EXPERTS.................................................................   19
 APPENDIX A (MARKET VALUE ADJUSTMENT)....................................   20

    THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO DEALER, SALES PERSON, OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATION MUST NOT BE RELIED ON.

    THIS CERTIFICATE IS NOT AVAILABLE IN ALL STATES.

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                                    SUMMARY

    Upon application, you select an initial Guarantee Period from among those then offered by Hartford. During this Guarantee Period, your purchase payment earns interest at the applicable Initial Guarantee Rate as established by Hartford. (See, "Initial and Subsequent Guarantee Periods" and "Establishment of Guarantee Rates and Current Rates")

    At the end of each Guarantee Period, a subsequent Guarantee Period of the same duration will begin unless, within the thirty-day period preceding the end of such Guarantee Period, you elect a different duration from among those offered by us at that time. In no event may subsequent Guarantee Periods extend beyond the Annuity Commencement date then in effect.

    The Account Value as of the first day of each subsequent Guarantee Period will earn interest at the Subsequent Guarantee Rate. HARTFORD'S MANAGEMENT WILL MAKE THE FINAL DETERMINATION AS TO GUARANTEE RATES TO BE DECLARED. WE CANNOT PREDICT NOR CAN WE GUARANTEE FUTURE GUARANTEE RATES. (See, "Initial and Subsequent Guarantee Periods," and "Establishment of Guarantee Rates and Current Rates")

    Subject to certain restrictions, total surrenders are permitted. However, such surrenders may be subject to a Market Value Adjustment. A full surrender made prior to the end of a Guarantee Period will be subject to a Market Value Adjustment. A REQUEST FOR SURRENDER AT THE END OF A GUARANTEE PERIOD MUST BE RECEIVED IN WRITING 30 DAYS PRECEDING THE END OF THE GUARANTEE PERIOD. A MARKET VALUE ADJUSTMENT WILL NOT BE APPLIED TO SURRENDERS MADE AT THE END OF A GUARANTEE PERIOD.

    A Market Value Adjustment will be applied to your Account Value to purchase an annuity on the Annuity Commencement Date if the Annuity Commencement Date is not at the end of a Guarantee Period. To elect an Annuity Option you must notify us at least 30 days before the end of that Guarantee Period.

    In addition, at the end of a Certificate Year we will send you any interest that has been credited during the Certificate Year if you so request in writing. No Market Value Adjustment will be imposed on such interest payments. Any such surrender may, however, be subject to tax.

    The Market Value Adjustment reflects the relationship between the Current Rate for the duration remaining in the Guarantee Period at the time you request the surrender and the then applicable Guarantee Rate being applied to your Account Value. Since Current Rates are based in part upon the investment yields available to Hartford (see "Investments by Hartford"), the effect of the Market Value Adjustment will be closely related to the levels of such yields. It is possible, therefore, that, should such yields increase significantly from the time you purchased your Certificate, the amount you would receive upon a full surrender of your Certificate may be less than your original purchase payment. If such yields should decrease significantly, the amount you would receive upon a full surrender may be more than your original purchase payment.

    We may defer payment of a full surrender for a period not exceeding 6 months from the date of our receipt of your written notice of surrender or the period permitted by state insurance law, if less, but such a deferral of payment will be for a period greater than thirty days only under highly unusual circumstances. Interest of at least 4% per annum will be paid on any amounts deferred for more than 30 days if Hartford chooses to exercise this deferral right. (See, "Payment Upon Partial or Full Surrender")

    On the Annuity Commencement Date specified by you, Hartford will make a lump-sum payment or start to pay a series of payments based on the Annuity Options selected by you. (See, "Annuity Period")

    The Certificate provides for a Death Benefit. If the Participant dies before the Annuity Commencement Date and there is no designated Contingent Annuitant surviving, the Death Benefit will be payable to the Beneficiary as determined under the Certificate Control Provisions. The Death Benefit is calculated as of the date we receive written notification of Due Proof of Death at the offices of Hartford.

    If the death occurs on or prior to the Annuity Commencement Date and on or prior to the Annuitant attaining age 65, then the Death Benefit equals the higher of the Account Value or the Net Surrender Value as each is calculated as of the date the Company receives written notification of Due Proof of Death. If the death occurs prior to the Annuity Commencement Date after the Annuitant attains age 65, then the death benefit equals the Net Surrender Value. If the named Beneficiary is the spouse of the Participant and the Annuitant is living, the spouse may elect, in lieu of receiving the Death Benefit, to become the Participant and continue the Certificate. (See, "Death Benefit")

    On any Certificate subject to premium tax, Hartford will pay premium taxes at the time imposed under applicable law. At its sole discretion, Hartford may deduct premium taxes at the time Hartford pays such taxes to the applicable taxing authorities, at the time the Certificate is surrendered or at the time the Certificate annuitizes. (See, "Premium Taxes")

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                           GLOSSARY OF SPECIAL TERMS

    In this Prospectus "We," "Us" and "Our" refer to Hartford Life Insurance Company. "You," "Yours" and "Participant" refer to a person/persons who has/have been issued a Certificate under the group deferred annuity contract.

    In addition, as used in this Prospectus, the following terms have the indicated meanings:

ACCOUNT VALUE: As of any date, the Account Value is the sum of the purchase payment and all interest earned to that date.

ANNUAL EFFECTIVE RATE OF INTEREST: At the beginning of a year, the rate of return an investment will earn during that year, where interest is not paid until the end of the year (i.e., no surrenders or interest withdrawals are made during the year). If interest withdrawals are taken more frequently than annually, the total interest for a given year will be less than the Annual Effective Rate of Interest times the Account Value at the beginning of the year.

ANNUITANT: The person upon whose life the Certificate is issued. The Participant must also be the Annuitant.

ANNUITY COMMENCEMENT DATE: The date designated in the Certificate or otherwise by the Participant on which annuity payments are to start.

BENEFICIARY: The person entitled to receive benefits per the terms of the Certificate in case of the death of the Participant.

CERTIFICATE: The Certificate evidencing a participating interest in the group annuity contract as set forth in this Prospectus. Any reference in this Prospectus to Certificate also includes the group annuity contract. Likewise, any reference in this Prospectus to Contract includes the underlying Certificate.

CERTIFICATE DATE: The effective date of participation under the group annuity contract as designated in the Certificate or date of issue of an individual annuity Certificate.

CERTIFICATE YEAR: A continuous 12 month period commencing on the Certificate Date and each anniversary thereof.

COMPOUND INTEREST METHOD: The process of interest being reinvested to earn additional interest on a daily basis.

CONTINGENT ANNUITANT: The spouse of the Participant, if designated by the Participant, who upon the Annuitant's death, prior to the Annuity Commencement Date, becomes the Annuitant and also the Participant.

CONTRACT OWNER: The employer or entity owning the Contract.

CURRENT RATE: The applicable effective annual interest rate contained in a schedule of rates established by us from time to time for various durations.

DEPENDENT: The spouse or child of an Employee or Retiree eligible to participate in this Certificate.

DUE PROOF OF DEATH: A certified copy of the death certificate, an order of a court of competent jurisdiction, a statement from a physician who attended the deceased, or any other proof acceptable to the Company.

GROSS SURRENDER VALUE: As of any date, the Account Value specified by you for a full surrender.

GUARANTEE PERIOD: The period for which either an Initial or Subsequent Guarantee Rate is credited.

HOME OFFICE: Located at 200 Hopmeadow Street, Simsbury, CT 06089. The mailing address for correspondence concerning this Contract is P.O. Box 1583, Hartford, CT 06144-1583, except for overnight or express mail packages, which should be sent to: Attention: IPD/Retirement Plan Service Center, 200 Hopmeadow Street, Simsbury, CT 06089.

INITIAL GUARANTEE RATE: The effective annual rate of interest credited and compounded annually during the initial Guarantee Period.

IN WRITING: A written form satisfactory to us and received at our Home Office.

MARKET VALUE ADJUSTMENT: The amount payable as a partial or full surrender made prior to the end of any Guarantee Period may be adjusted up or down by the application of this formula.

NET SURRENDER VALUE: The amount payable to you on a full surrender under the Certificate after the application of any Market Value Adjustment.

PARTICIPANT: A term used to describe, for record-keeping purposes, any employee or other eligible person electing to participate in the Contract.

SUBSEQUENT GUARANTEE RATE: The effective annual rate of interest established by us for the applicable subsequent Guarantee Period.

                                       5
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                          DESCRIPTION OF CERTIFICATES

A. APPLICATION AND PURCHASE PAYMENT

    To apply for a Certificate, you need only complete an enrollment form and make your purchase payment. This Certificate is purchased by completing an enrollment form and submitting it to Hartford along with your purchase payment for its approval.

    The Certificates are issued after the receipt of a properly completed application and the payment of a single purchase payment. You may not contribute additional purchase payments to a Certificate in the future. You may, however, purchase additional Certificates, if you are an eligible individual, at then prevailing Guarantee Rates and terms.

    The minimum purchase payment in relation to a Certificate is $5,000. Hartford retains the right to limit the amount of the maximum purchase payment.

    Your purchase payment becomes part of our general assets and is credited to an account we establish for you. You start earning interest on your account the day the purchase payment is applied.

    In the event that your application or an order to purchase is not properly completed, we will attempt to contact you in writing or by telephone. We will return the purchase payment three weeks after its receipt by us if the application or an order to purchase has not, by that time, been properly completed.

B. ACCUMULATION PERIOD

  1. INITIAL AND SUBSEQUENT GUARANTEE PERIODS

    Upon enrollment, you will select the duration of your Initial Guarantee Period from among those durations offered by us. The duration you select and amount of your purchase payment will determine your Initial Guarantee Rate, and your purchase payment (less applicable premium taxes, if any) will earn interest at this Initial Guarantee Rate which is an Annual Effective Rate of Interest. Interest is credited daily to Your account using the Compound Interest Method. With compound interest, the total investment of principal and interest earned to date is invested at all times. You continue to earn interest on interest already earned. However, when withdrawals are made during the year, interest on the amount of the withdrawals is lost for the remainder of the year.

    Unless you elect to make a full surrender or elect an annuity option (see, "Surrenders"), a subsequent Guarantee Period will automatically commence at the end of a Guarantee Period. Each subsequent Guarantee Period will be the same duration as the previous Guarantee Period unless you elect in writing on any day within the thirty day period preceding the end of the previous Guarantee Period, a Guarantee Period of a different duration from among those offered by us at that time.

    In no event may subsequent Guarantee Periods extend beyond the Annuity Commencement Date then in effect. For example, if you are age 62 upon the expiration of a Guarantee Period and you have chosen age 65 as an Annuity Commencement Date, we will provide a three year Guarantee Period to equal the number of years remaining before your Annuity Commencement Date. Your Account Value will then earn interest at a Guarantee Rate, which we have declared for that duration. The Guarantee Rate for the Guarantee Period automatically applied in these circumstances may be higher or lower than the Guarantee Rate for longer durations.

    The Account Value at the beginning of any subsequent Guarantee Period will be equal to the Account Value at the end of the Guarantee Period just ending. This Account Value will earn interest at the Subsequent Guarantee Rate.

    Within thirty days preceding the end of a Guarantee Period, we will notify you of the expiration of the current Guarantee Period.

  2. ESTABLISHMENT OF GUARANTEE RATES AND CURRENT RATES

    The Initial Guarantee Rate for the Guarantee Period you choose will be determined on the date your Purchase Payment and enrollment form are received in good order at the Home Office. Current Rates will be established periodically along with the Guarantee Rates, which will be applicable to subsequent Guarantee

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Periods. After the end of each Certificate Year, we will send you a confirmation which will show (a) your Account Value as of the end of the preceding
Certificate Year, (b) your Account Value at the end of the current Certificate Year, and (c) the rate of interest being credited to your Certificate.

    Hartford has no specific formula for determining the rate of interest that it will declare as Current Rates or Guarantee Rates in the future. The determination of Current Rates and Guarantee Rates will be reflective of interest rates available on the types of debt instruments in which Hartford intends to invest the proceeds attributable to the Certificates. (See, "Investments by Hartford") In addition, Hartford's management may also consider various other factors in determining Current Rates and Guarantee Rates for a given period, including, regulatory and tax requirements; sales commissions and administrative expenses borne by Hartford; general economic trends; and competitive factors. HARTFORD'S MANAGEMENT WILL MAKE THE FINAL DETERMINATION AS TO CURRENT AND GUARANTEE RATES TO BE DECLARED. WE CANNOT PREDICT NOR CAN WE GUARANTEE FUTURE CURRENT RATES OR GUARANTEE RATES.

  3. SURRENDERS

    (A) GENERAL

        Full surrenders may be made under a Certificate at any time and will terminate the Certificate.

    In the case of all surrenders, the Account Value will be reduced by the Gross Surrender Value on the Surrender Date and the Net Surrender Value will be payable to you. The Net Surrender Value equals:

    (A - B) X C, where:

    A = the Gross Surrender Value,

    B = any unpaid premium tax,

    C = the Market Value Adjustment.

    Hartford will, upon request, inform you of the amount payable upon a full surrender.

    Any full or special surrender may be subject to tax. (See, "Tax Considerations")

    (B) MARKET VALUE ADJUSTMENT

        The amount payable on a partial or full surrender made preceding the end of any Guarantee Period may be adjusted up or down by the application of the Market Value Adjustment. Where applicable, the Market Value Adjustment is applied to Gross Surrender Value.

    In the case of a full surrender, the Market Value Adjustment will reflect the relationship between the Current Rate for the duration remaining in the Guarantee Period at the time you request the surrender, and the Guarantee Rate then applicable to your Certificate. Generally, if your Guarantee Rate is lower than the applicable Current Rate, then the application of the Market Value Adjustment will result in a lower payment upon surrender. Similarly, if your Guarantee Rate is higher than the applicable Current Rate, the application of the Market Value Adjustment will result in a higher payment upon surrender.

    For example, assume you purchase a Certificate and select an initial Guarantee Period of ten years and our Guarantee Rate for that duration is 7% per annum. Assume at the end of seven years you make a total surrender. If the three year Current Rate is then 5%, the amount payable upon surrender will increase after the application of the Market Value Adjustment. On the other hand, if such Current Rate is higher than your Guarantee Rate, for example, 8%, the application of the Market Value Adjustment will cause a decrease in the amount payable to you upon this surrender.

    Since Current Rates are based in part upon the investment yields available to Hartford (see, "Investments By Hartford"), the effect of the Market Value Adjustment will be closely related to the levels of such yields. It is theoretically possible, therefore, that, should such yields increase significantly from the time you purchased your Certificate, the amount you would receive upon a full surrender of your Certificate could be less than your original purchase payment.

    The formula for calculating the Market Value Adjustment is set forth in Appendix A to this Prospectus, which also contains an additional illustration of the application of the Market Value Adjustment.

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    (C) SPECIAL SURRENDERS

        A Market Value Adjustment will not be applied to a full surrender made at the end of a Guarantee Period. A request for a surrender at the end of a Guarantee Period must be received, in writing, during the 30 day period preceding or within five business days after the end of said Guarantee Period.

    A Market Value Adjustment will be applied to your account value to purchase an annuity on the Annuity Commencement Date if the Annuity Commencement Date is not at the end of a Guarantee Period. To elect an Annuity Option you must notify us at least 30 days before the end of that Guarantee Period.

    In addition, we will send you any interest that has been credited during the prior Certificate Year if you so request in writing within 30 days prior to the end of the Certificate Year. No Market Value Adjustment will be imposed on such interest payments. Any such surrender may, however, be subject to tax.

  4. PREMIUM TAXES

    A deduction is also made for premium taxes, if applicable, imposed by a state or other governmental entity. Certain states impose a premium tax, currently ranging up to 3.5%. Some states assess the tax at the time purchase payments are made; others assess the tax at the time of annuitization. Hartford will pay premium taxes at the time imposed under applicable law. At its sole discretion, Hartford may deduct premium taxes at the time Hartford pays such taxes to the applicable taxing authorities, upon surrender, or when annuity payments commence.

  5. DEATH BENEFIT

    If the Annuitant dies before the Annuity Commencement Date and there is no designated Contingent Annuitant surviving, the Death Benefit will be payable to the Beneficiary as determined under the Certificate Control Provisions. The Death Benefit is calculated as of the date we receive written notification of Due Proof of Death at the offices of Hartford.

    If the death occurs prior to the Annuity Commencement Date and on or prior to the Annuitant attaining age 65, then the death benefit equals the higher of the Account Value or the Net Surrender Value as each is calculated as of the date the Company receives written notification of Due Proof of Death. If the death occurs prior to the Annuity Commencement Date after the Annuitant attains age 65, then the death benefit equals the Net Surrender Value.

    The Death Benefit may be taken in one sum, to be paid within six months after the date we receive Due Proof of Death, or under any of the Annuity Options available under the Contract, provided, however, that: (a) in the event of the death of any Participant prior to the Annuity Commencement Date, any Annuity Option selected must provide that any amount payable as a Death Benefit will be distributed within 5 years of the date of death; and (b) if any Participant or Annuitant dies on or after the Annuity Commencement Date, any remaining interest in the Contract will be paid at least as rapidly as under the method of distribution in effect at the time of death, or, if the benefit is payable over a period not extending beyond the life expectancy of the Beneficiary or over the life of the Beneficiary, such distribution must commence within one year of the date of death. Notwithstanding the foregoing, in the event of the Participant's death where the sole Beneficiary is the spouse of the Participant and the Annuitant or Contingent Annuitant is living, such spouse may elect, in lieu of receiving the Death Benefit, to be treated as the Participant.

    If the Certificate is owned by a corporation or other non-individual, the Death Benefit payable upon the death of the Annuitant preceding the Annuity Commencement Date will be payable only as one sum or under the same Annuity Options and in the same manner as if an individual Certificate owner died on the date of the Annuitant's death.

  6. PAYMENT UPON PARTIAL OR FULL SURRENDER

    We may defer payment of a full surrender for a period not exceeding 6 months from date of our receipt of your notice of surrender or the period permitted by state insurance law, if less. Only under highly unusual circumstances will we defer a surrender payment more than thirty days, and if we defer payment for more than 30 days, we will pay interest of at least 4% per annum on the amount deferred. While all circumstances under which we could defer payment upon surrender may not be foreseeable at this time, such circumstances could include, for example, a time of an unusually high surrender rate among Participants, accompanied by a radical shift in interest rates. If we intend to withhold payment for more than thirty days, we will notify you in writing. We

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will not, however, defer payment for more than thirty days for any surrender that is to be effective at the end of any Guarantee Period. Full or partial surrenders may be made under a Certificate at any time. However, a Market Value Adjustment will apply. For additional information regarding the application of the Market Value Adjustment, please refer to section B.3. of the Description of Certificates portion of this prospectus.

C. ANNUITY PERIOD

  1. ELECTING THE ANNUITY COMMENCEMENT DATE AND FORM OF ANNUITY

    Upon application for a Certificate, you select an Annuity Commencement Date. Within 30 days preceding your Annuity Commencement Date you may elect to have all or a portion of your Net Surrender Value paid in a lump sum on your Annuity Commencement Date. Alternatively, or with respect to any portion of your Net Surrender Value not paid in a lump sum, you may elect, at least 30 days preceding the Annuity Commencement Date, to have your Account Value with a Market Value Adjustment, if applicable, (less applicable premium taxes, if any) applied on the Annuity Commencement Date under any of the Annuity Options described below. In the absence of such election, Account Value with a Market Value Adjustment, if applicable, will be applied on the Annuity Commencement Date under the Second Option to provide a life annuity with 120 monthly payments certain.

  2. CHANGE OF ANNUITY COMMENCEMENT DATE OR ANNUITY OPTION

    You may change the Annuity Commencement Date and/or the Annuity Option from time to time, but any such change must be made in writing and received by us at least 30 days preceding the scheduled Annuity Commencement Date. Also, the proposed Annuity Commencement Date may not be beyond the later of the Annuitant's 90th birthday or the end of the Initial Guarantee Period provided such Initial Guarantee Period is 10 years or less.

  3. ANNUITY OPTIONS

    Any one of the following Annuity Options may be elected:

    FIRST OPTION -- LIFE ANNUITY

    An annuity payable monthly during the lifetime of the Annuitant, and terminating with the last monthly payment due preceding the death of the Annuitant. It would be possible under this Option for an Annuitant to receive only one Annuity payment if he died prior to the due date of the second Annuity payment, two payments if he died before the due date of the third Annuity payment and so on.

    SECOND OPTION -- LIFE ANNUITY WITH 120, 180, OR 240 MONTHLY PAYMENTS CERTAIN

    An annuity providing monthly income to the Annuitant for a fixed period of 120 months, 180 months, or 240 months (as selected), and for as long thereafter as the Annuitant shall live.

    THIRD OPTION -- CASH REFUND LIFE ANNUITY

    An annuity payable monthly during the lifetime of the Annuitant provided that, at the death of the Annuitant, the Beneficiary will receive an additional payment equal to the excess, if any, of (a) over (b) where (a) is the Account Value applied on the Annuity Commencement Date under this Option and (b) is the dollar amount of annuity payments already paid.

    FOURTH OPTION -- JOINT AND LAST SURVIVOR LIFE ANNUITY

    An annuity payable monthly during the joint lifetime of the Annuitant and a designated second person, and thereafter during the remaining lifetime of the survivor, ceasing with the last payment preceding the death of the survivor. It would be possible under this Option for the Annuitant, and designated second person in the event of the common or simultaneous death of the parties, to receive only one payment in the event of death prior to the due date for the second payment and so on.

    FIFTH OPTION -- PAYMENTS FOR A DESIGNATED PERIOD

    An amount payable monthly for the number of years selected which may be from 5 to 30 years.

    The Tables in the Certificate provide for guaranteed dollar amounts of monthly payments for each $1,000 applied under the five Annuity Options. Under the First, Second, or Third Options, the amount of each

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payment will depend upon the age of the Annuitant at the time the first payment is due. Under the Fourth Option, the amount of each payment will depend upon the age of both payees at the time the first payment is due.

    The Tables for the First, Second, Third and Fourth Options are based on the 1983a Individual Annuity Mortality Table with ages set back one year and a net investment rate of 4% per annum. The table for the Fifth Option is based on a net investment rate of 4% per annum. We may, from time to time, at our discretion if mortality and interest rates justify, apply other tables, which will result in higher monthly payments for each $1,000 applied under one or more of the five Annuity Options.

  4. ANNUITY PAYMENT

    The first payment under any Annuity Option will be made on the Annuity Commencement Date. Subsequent payments will be made on the same day of each month in accordance with the manner of payment selected.

    The option elected must result in a payment of an amount at least equal to the minimum payment amount according to Company rules then in effect. If at any time payments are less than the minimum payment amount, the Company has the right to change the frequency to an interval resulting in a payment at least equal to the minimum. If any amount due is less than the minimum per year, the Company may make other arrangements that are equitable to the Annuitant.

    Once annuity payments have commenced, no surrender of the annuity benefit (including benefits under the Fifth Option) can be made for the purpose of receiving a lump sum settlement in lieu thereof.

  5. DEATH OF ANNUITANT AFTER ANNUITY COMMENCEMENT DATE

    In the event of the death of the Annuitant after the Annuity Commencement Date, the present values on the date of death of the current dollar amount of any remaining guaranteed payments will be paid in one sum to the Beneficiary designated by you unless other provisions shall have been made and approved by us. Calculations of such present value will be based on the interest rate that is used by us to determine the amount of each certain payment.

                            INVESTMENTS BY HARTFORD

    Assets of Hartford must be invested in accordance with the requirements established by applicable state laws regarding the nature and quality of investments that may be made by life insurance companies and the percentage of their assets that may be committed to any particular type of investment. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state, and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate and certain other investments.

    Contract reserves will be accounted for in a non-unitized separate account. Contract Owners have no priority claims on assets accounted for in this separate account. All assets of Hartford, including those accounted for in this separate account, are available to meet the guarantees under the Contracts and are available to meet the general obligations of Hartford.

    Nonetheless, in establishing Guarantee Rates and Current Rates, Hartford intends to take into account the yields available on the instruments in which it intends to invest the proceeds from the Certificates. (See, "Establishment of Guarantee Rates and Current Rates"). Hartford's investment strategy with respect to the proceeds attributable to the Certificates will generally be to invest in investment-grade debt instruments having durations tending to match the applicable Guarantee Periods.

    Investment-grade debt instruments in which Hartford intends to invest the proceeds from the Certificates include:

    - Securities issued by the United States Government or its agencies or instrumentalities, which issues may or may not be guaranteed by the United States Government.

    - Debt securities which have an investment grade, at the time of purchase, within the four highest grades assigned by Moody's Investors
      Services, Inc. (Aaa, Aa, A or Baa), Standard & Poor's Corporation (AAA, AA, A or BBB) or any other nationally recognized rating service.

                                       10
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    - Other debt instruments, including but not limited to, issues of or guaranteed by banks or bank holding companies and corporations, which obligations, although not rated by Moody's or Standard & Poor's are deemed by Hartford's management to have an investment quality comparable to securities which may be purchased as stated above.

    While the foregoing generally describes our investment strategy with respect to the proceeds attributable to the Certificates, we are not obligated to invest the proceeds attributable to the Certificate according to any particular strategy, except as may be required by Connecticut and other state insurance laws.

                           AMENDMENT OF CERTIFICATES

    We reserve the right to amend the Certificates to meet the requirements of applicable federal or state laws or regulations. We will notify you in writing of any such amendments.

                           ASSIGNMENT OF CERTIFICATES

    Your rights as evidenced by a Certificate may be assigned as permitted by applicable law. An assignment will not be binding upon us until we receive notice from you in writing. We assume no responsibility for the validity or effect of any assignment. You should consult your tax adviser regarding the tax consequences of an assignment.

                          DISTRIBUTION OF CERTIFICATES

    Hartford Securities Distribution Company, Inc. ("HSD") serves as Principal Underwriter for the securities issued with respect to the General Account Option. HSD is an affiliate of Hartford. The Hartford Financial Services Group, Inc. ultimately controls both HSD and Hartford. The principal business address of HSD is the same as that of Hartford.

    The securities will be sold by salespersons of HSD who represent Hartford as insurance and variable annuity agents and who are registered representatives or Broker-Dealers who have entered into distribution agreements with HSD.

ADDITIONAL COMPENSATION TO BROKER-DEALERS, FINANCIAL INSTITUTIONS AND OTHER PERSONS ("FINANCIAL INTERMEDIARIES")

    In addition to the commissions described above, Hartford Life Insurance Company ("Hartford Life") pays significant additional compensation ("Additional Payments") to broker-dealers, financial institutions and other persons ("Financial Intermediaries") in connection with the sale and distribution of the group variable annuity contracts or group variable funding agreements ("Contracts"). Financial Intermediaries may or may not be affiliates of Hartford Life. Additional Payments may be based on a number of factors. This additional compensation is not paid directly by you.

    With the exception of certain compensation arrangements discussed below, and "Negotiated Additional Amounts" defined below, Additional Payments are generally based on average net assets (or on aged assets i.e., assets held over one year) and on sales of the Contracts attributable to a particular Financial Intermediary. Additional Payments, may, but are normally not expected to, exceed, in the aggregate 2.00% of the average net assets of the Contracts attributable to a particular Financial Intermediary.

    As of December 31, 2004 Hartford Life has entered into an arrangement to make Additional Payments and/or reimburse related sales expenses to Retirement Plan Advisors, Inc. ("RPA"). Hartford Life may enter into arrangements with other Financial Intermediaries to make similar Additional Payments. Separate Additional Payments in the form of Negotiated Additional Amounts may also be made to the above named Financial Intermediary and to other Financial Intermediaries. Separate Additional Payments may also be made in connection with the sale and distribution of the Contracts in such forms as, among others, "due diligence" payments and "marketing support" fees ("Negotiated Additional Amounts"), as discussed in

                                       11
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greater detail below. With the exception of certain Negotiated Additional
Amounts specifically discussed herein, payments of Negotiated Additional Amounts did not exceed 1.25% per Financial Intermediary for the calendar year ended December 31, 2004.

    These Additional Payments and Negotiated Additional Amounts may, in some cases, act as a financial incentive for a Financial Intermediary to recommend the purchase of one Contract over another Contract. Please consult your Financial Intermediary for more information.

DISTRIBUTION ARRANGEMENTS

    Contracts issued by Hartford Life may be offered and sold by selected broker-dealers who have selling agreements with Hartford Life and its affiliates. Except as discussed below, Hartford Life bears all the expenses of providing distribution related services pursuant to the Contracts, including the payment of the expenses relating to the distribution of disclosure materials for sales purposes as well as any advertising or sales literature.

    In addition to the commissions described above, Hartford Life and its affiliates pay, out of their own assets, Additional Payments to Financial Intermediaries in connection with the sale and distribution of the Contracts. Certain Additional Payments are generally based on average net assets (or on aged assets) of the Contracts attributable to a particular Financial Intermediary, on sales of the Contracts attributable to a particular Financial Intermediary. Such Additional Payments are generally made for the placement of the Contracts on a Financial Intermediary's list of products available for purchase by its customers. Separate Additional Payments may take the form of, among others: (1) "due diligence" payments for a Financial Intermediary's examination of the products and payments for providing training and information relating to the product and (2) "marketing support" fees for providing assistance in promoting the sale of the product. (Negotiated Additional Amounts). Subject to NASD regulations, Hartford Life and its affiliates may contribute Negotiated Additional Amounts to various non-cash and cash incentive arrangements to promote the sale of the Contracts, as well as sponsor various product educational programs, sales contests and/or promotions in which Financial Intermediaries that participate may receive prizes such as travel awards, merchandise and cash, educational information and related support materials and hardware and/or software. Hartford Life and its affiliates may also pay for the travel expenses, meals, lodging and entertainment of Financial Intermediaries and their salespersons and guests in connection with education, sales and promotional programs, subject to applicable NASD Regulations. These programs, which may be different for different Financial Intermediaries, will not change the price an investor will pay for the Contracts or the amount that a registered representative will receive from such sale.

    These Additional Payments and Negotiated Additional Amounts may, in some cases, act as a financial incentive for a Financial Intermediary to recommend the purchase of one product over another product. Please consult your Financial Intermediary for more information.

    The Additional Payments to Financial Intermediaries in connection with the sale and distribution of the Contracts are negotiated based on a range of qualitative factors, including, but not limited to, access and opportunity to provide product education and training, assistance with the development and implementation of joint marketing and business plans, reputation in the industry, ability to attract and retain assets, target markets, customer relationships and quality of service. No one factor is determinative of the type or amount of Additional Payments to be provided and factors are weighed in the assessment of such determination.

    For the fiscal year ended December 31, 2004, Hartford Life or its affiliates paid approximately $133,000 in total Additional Payments, including Negotiated Additional Amounts to Financial Intermediaries.

                           FEDERAL TAX CONSIDERATIONS

A. GENERAL

    Since the federal tax law is complex, the tax consequences of purchasing this contract will vary depending on your situation. You may need tax or legal advice to help you determine whether purchasing this contract is right for you.

                                       12
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    Our general discussion of the tax treatment of this contract is based on our understanding of federal income tax laws as they are currently interpreted. A detailed description of all federal income tax consequences regarding the purchase of this contract cannot be made in the prospectus. We also do not discuss state, municipal or other tax laws that may apply to this contract. For detailed information, you should consult with a qualified tax adviser familiar with your situation.

B. TAXATION OF HARTFORD

    Hartford is taxed as a life insurance company under Subchapter L of Chapter 1 of the Code. The assets underlying the Contracts will be owned by Hartford. The income earned on such assets will be Hartford's income.

C. INFORMATION REGARDING TAX-QUALIFIED RETIREMENT PLANS

    This summary does not attempt to provide more than general information about the federal income tax rules associated with use of a Contract by a tax-qualified retirement plan. State income tax rules applicable to tax-qualified retirement plans often differ from federal income tax rules, and this summary does not describe any of these differences. Because of the complexity of the tax rules, owners, participants and beneficiaries are encouraged to consult their own tax advisors as to specific tax consequences.

    The Contracts may offer death benefits that may exceed the greater of the amounts paid for the Contract or the Contract's cash value. Owners who intend to use the Contract in connection with tax-qualified retirement plans should consider the income tax effects that such a death benefit may have on the plan.

    The federal tax rules applicable to owners of Contracts under tax-qualified retirement plans vary according to the type of plan as well as the terms and conditions of the plan itself. Contract owners, plan participants and beneficiaries are cautioned that the rights and benefits of any person may be controlled by the terms and conditions of the tax-qualified retirement plan itself, regardless of the terms and conditions of a Contract. We are not bound by the terms and conditions of such plans to the extent such terms conflict with a Contract, unless we specifically consent to be bound.

    Some tax-qualified retirement plans are subject to distribution and other requirements that are not incorporated into our administrative procedures. Contract owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions comply with applicable law. Tax penalties may apply to transactions with respect to tax-qualified retirement plans if applicable federal income tax rules and restrictions are not carefully observed.

    We do not currently offer the Contracts in connection with all of the types of tax-qualified retirement plans discussed below and may not offer the Contracts for all types of tax-qualified retirement plans in the future.

  1. TAX-QUALIFIED PENSION OR PROFIT-SHARING PLANS

    Eligible employers can establish certain tax-qualified pension and profit-sharing plans under section 401 of the Code. Rules under section 401(k) of the Code govern certain "cash or deferred arrangements" under such plans. Rules under section 408(k) govern "simplified employee pensions". Tax-qualified pension and profit-sharing plans are subject to limitations on the amount that may be contributed, the persons who may be eligible to participate, the time when distributions must commence, and the form in which distributions must be paid. Employers intending to use the Contracts in connection with tax-qualified pension or profit-sharing plans should seek competent tax and other legal advice. If the death benefit under the Contract can exceed the greater of the amount paid for the Contract and the Contract's cash value, it is possible that the IRS would characterize such death benefit as an "incidental death benefit." There are limitations on the amount of incidental benefits that may be provided under pension and profit sharing plans. In addition, the provision of such benefits may result in currently taxable income to the participants.

  2. TAX SHELTERED ANNUITIES UNDER SECTION 403(B)

    Public schools and certain types of charitable, educational and scientific organizations, as specified in section 501(c)(3) of the Code, can purchase tax-sheltered annuity contracts for their employees. Tax-deferred contributions can be made to tax-sheltered annuity contracts under section 403(b) of the Code, subject to certain limitations. In general, total contributions may not exceed the lesser of (1) 100% of the participant's compensation, and (2) $40,000 (adjusted for increases in cost-of-living). The maximum elective deferral

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amount is equal to $12,000 for 2003, $13,000 for 2004, $14,000 for 2005, and
$15,000 for 2006 and thereafter, indexed. The limitation on elective deferrals may be increased to allow certain "catch-up" contributions for individuals who have attained age 50.

    Tax-sheltered annuity programs under section 403(b) are subject to a prohibition against distributions from the contract attributable to contributions made pursuant to a salary reduction agreement, unless such distribution is made:

    - after the participating employee attains age 59 1/2;

    - upon severance from employment;

    - upon death or disability; or

    - in the case of hardship (and in the case of hardship, any income attributable to such contributions may not be distributed).

    Generally, the above restrictions do not apply to distributions attributable to cash values or other amounts held under a section 403(b) contract as of December 31, 1988.

    If the death benefit under the Contract can exceed the greater of the amount paid for the Contract and the Contract's cash value, it is possible that the IRS would characterize such death benefit as an "incidental death benefit." If the death benefit were so characterized, this could result in currently taxable income to purchasers. In addition, there are limitations on the amount of incidental death benefits that may be provided under a section 403(b) arrangement.

  3. DEFERRED COMPENSATION PLANS UNDER SECTION 457

    Certain governmental employers or tax-exempt employers other than a governmental unit can establish a Deferred Compensation Plan under section 457 of the Code. For these purposes, a "governmental employer" is a State, a political subdivision of a State, or an agency or an instrumentality of a State or political subdivision of a State. Employees and independent contractors performing services for a governmental or tax-exempt employer can elect to have contributions made to a Deferred Compensation Plan of their employer in accordance with the employer's plan and section 457 of the Code.

    Deferred Compensation Plans that meet the requirements of section 457(b) of the Code are called "eligible" Deferred Compensation Plans. Section 457(b) limits the amount of contributions that can be made to an eligible Deferred Compensation Plan on behalf of a participant. Generally, the limitation on contributions is the lesser of (1) 100% of a participant's includible compensation or (2) the applicable dollar amount, equal to $12,000 for 2003, $13,000 for 2004, $14,000 for 2005, and $15,000 for 2006 and thereafter, indexed. The plan may provide for additional "catch-up" contributions during the three taxable years ending before the year in which the participant attains normal retirement age. In addition, the contribution limitation may be increased to allow certain "catch-up" contributions for individuals who have attained age 50.

    All of the assets and income of an eligible Deferred Compensation Plan for a governmental employer must be held in trust for the exclusive benefit of participants and their beneficiaries. For this purpose, certain custodial accounts and annuity contracts are treated as trusts. The requirement of a trust does not apply to amounts under an eligible Deferred Compensation Plan of a tax-exempt (non-governmental) employer. In addition, the requirement of a trust does not apply to amounts under a Deferred Compensation Plan of a governmental employer if the Deferred Compensation Plan is not an eligible plan within the meaning of section 457(b) of the Code. In the absence of such a trust, amounts under the plan will be subject to the claims of the employer's general creditors.

    In general, distributions from an eligible Deferred Compensation Plan to a participant or beneficiary are prohibited under section 457 of the Code unless made after the participating employee:

    - attains age 70 1/2,

    - has a severance from employment as defined in the Code (including death of the participating employee), or

    - suffers an unforeseeable financial emergency as defined in the Code.

                                       14
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  4. INDIVIDUAL RETIREMENT ANNUITIES ("IRAS") UNDER SECTION 408

    TRADITIONAL IRAS. Eligible individuals can establish individual retirement programs under section 408 of the Code through the purchase of an IRA. Section 408 imposes limits with respect to IRAs, including limits on the amount that may be contributed to an IRA, the amount of such contributions that may be deducted from taxable income, the persons who may be eligible to contribute to an IRA, and the time when distributions commence from an IRA. See Section 6 below for a discussion of rollovers involving IRAs.

    SIMPLE IRAS. Eligible employees may establish SIMPLE IRAs in connection with a SIMPLE IRA plan of an employer under section 408(p) of the Code. Special rollover rules apply to SIMPLE IRAs. Amounts can be rolled over from one SIMPLE IRA to another SIMPLE IRA. However, amounts can be rolled over from a SIMPLE IRA to a Traditional IRA only after two years have expired since the employee first commenced participation in the employer's SIMPLE IRA plan. Amounts cannot be rolled over to a SIMPLE IRA from a qualified plan or a Traditional IRA. Hartford is a non-designated financial institution for purposes of the SIMPLE IRA rules.

    ROTH IRAS. Eligible individuals may establish Roth IRAs under section 408A of the Code. Contributions to a Roth IRA are not deductible. Subject to special limitations, a Traditional IRA, SIMPLE IRA or Simplified Employee Pension under
Section 408(k) of the Code may be converted into a Roth IRA or a distribution from such an arrangement may be rolled over to a Roth IRA. However, a conversion or a rollover to a Roth IRA is not excludable from gross income. If certain conditions are met, qualified distributions from a Roth IRA are tax-free.

  5. FEDERAL TAX PENALTIES AND WITHHOLDING

    Distributions from tax-qualified retirement plans are generally taxed as ordinary income under section 72 of the Code. Under these rules, a portion of each distribution may be excludable from income. The excludable amount is the portion of the distribution that bears the same ratio as the after-tax contributions bear to the expected return.

    (A) PENALTY TAX ON EARLY DISTRIBUTIONS

        Section 72(t) of the Code imposes an additional penalty tax equal to 10% of the taxable portion of a distribution from certain tax-qualified retirement plans. However, the 10% penalty tax does not apply to a distribution that is:

    - Made on or after the date on which the employee reaches age 59 1/2;

    - Made to a beneficiary (or to the estate of the employee) on or after the death of the employee;

    - Attributable to the employee's becoming disabled (as defined in the Code);

    - Part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the employee or the joint lives (or joint life expectancies) of the employee and his or her designated beneficiary. In determining whether a payment stream designed to satisfy this exception qualifies, it is possible that the IRS could take the position that the entire interest in the Contract should include not only the current Contract value, but also some measure of the value of certain future benefits;

    - Except in the case of an IRA, made to an employee after separation from service after reaching age 55; or

    - Not greater than the amount allowable as a deduction to the employee for eligible medical expenses during the taxable year.

    In addition, the 10% penalty tax does not apply to a distribution from an IRA that is:

    - Made after separation from employment to an unemployed IRA owner for health insurance premiums, if certain conditions are met;

    - Not in excess of the amount of certain qualifying higher education expenses, as defined by section 72(t)(7) of the Code; or

    - A qualified first-time homebuyer distribution meeting the requirements specified at section 72(t)(8) of the Code.

    If you are a participant in a SIMPLE IRA plan, you should be aware that the 10% penalty tax is increased to 25% with respect to non-exempt early distributions made from your SIMPLE IRA during the first two years following the date you first commenced participation in any SIMPLE IRA plan of your employer.

                                       15
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    (B) MINIMUM DISTRIBUTION PENALTY TAX

    If the amount distributed is less than the minimum required distribution for the year, the Participant is subject to a 50% penalty tax on the amount that was not properly distributed.

    An individual's interest in a tax-qualified retirement plan generally must be distributed, or begin to be distributed, not later than the Required Beginning Date. Generally, the Required Beginning Date is April 1 of the calendar year following the later of:

    - the calendar year in which the individual attains age 70 1/2; or

    - the calendar year in which the individual retires from service with the employer sponsoring the plan.

    The Required Beginning Date for an individual who is a five (5) percent owner (as defined in the Code), or who is the owner of an IRA, is April 1 of the calendar year following the calendar year in which the individual attains age
70 1/2.

    The entire interest of the Participant must be distributed beginning no later than the Required Beginning Date over:

    - the life of the Participant or the lives of the Participant and the Participant's designated beneficiary (as defined in the Code), or

    - over a period not extending beyond the life expectancy of the Participant or the joint life expectancy of the Participant and the Participant's designated beneficiary.

    Each annual distribution must equal or exceed a "minimum distribution amount" which is determined generally by dividing the account balance by the applicable life expectancy. This account balance is generally based upon the account value as of the close of business on the last day of the previous calendar year. In addition, minimum distribution incidental benefit rules may require a larger annual distribution. Required minimum distributions also can be made in the form of annuity payments. The death benefit under the contract may affect the amount of the minimum required distribution that must be taken.

    If an individual dies before reaching his or her Required Beginning Date, the individual's entire interest must generally be distributed within five years of the individual's death. However, this rule will be deemed satisfied, if distributions begin before the close of the calendar year following the individual's death to a designated beneficiary and distribution is over the life of such designated beneficiary (or over a period not extending beyond the life expectancy of the beneficiary). If the beneficiary is the individual's surviving spouse, distributions may be delayed until the individual would have attained age 70 1/2.

    If an individual dies after reaching his or her Required Beginning Date or after distributions have commenced, the individual's interest must generally be distributed at least as rapidly as under the method of distribution in effect at the time of the individual's death.

    The minimum distribution requirements apply to Roth IRAs after the Contract owner dies, but not while the Contract owner is alive. In addition, if the owner of a Traditional or Roth IRA dies and the Contract owner's spouse is the sole designated beneficiary, the surviving spouse may elect to treat the Traditional or Roth IRA as his or her own.

    In 2002, the Internal Revenue Service issued final and temporary regulations in the Federal Register relating to minimum required distributions. Please consult with your tax or legal adviser with any questions regarding the new regulations.

    (C) WITHHOLDING

        We are generally required to withhold federal income tax from the taxable portion of each distribution made under a Contract. The federal income tax withholding requirements, including the rate at which withholding applies, depend on whether a distribution is or is not an eligible rollover distribution.

    Federal income tax withholding from the taxable portion of distributions that are not eligible rollover distributions is required unless the payee is eligible to, and does in fact, elect not to have income tax withheld by filing an election with us. Where the payee does not elect out of withholding, the rate of income tax to be withheld depends on whether the distribution is nonperiodic or periodic. Regardless of whether an election is made not to have federal income taxes withheld, the recipient is still liable for payment of federal income tax on the taxable portion of the distribution.

                                       16
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    For periodic payments, federal income tax will be withheld from the taxable portion of the distribution by treating the payment as wages under IRS wage withholding tables, using the marital status and number of withholding allowances elected by the payee on an IRS Form W-4P, or acceptable substitute, filed us. Where the payee has not filed a Form W-4P, or acceptable substitute, with us, the payee will be treated as married claiming three withholding allowances. Special rules apply where the payee has not provided us with a proper taxpayer identification number or where the payments are sent outside the United States or U.S. possessions.

    For nonperiodic distributions, where a payee has not elected out of withholding, income tax will be withheld at a rate of 10 percent from the taxable portion of the distribution.

    Federal income tax withholding is required at a rate of 20 percent from the taxable portion of any distribution that is an eligible rollover distribution to the extent it is not directly rolled over to an eligible recipient plan. Payees cannot elect out of income tax withholding with respect to such distributions.

    Also, special withholding rules apply with respect to distributions from non-governmental section 457(b) plans, and to distributions made to individuals who are neither citizens or resident aliens of the United States.

  6. ROLLOVER DISTRIBUTIONS

    Under present federal tax law, "eligible rollover distributions" from qualified retirement plans under section 401(a) of the Code, qualified annuities under section 403(a) of the Code, section 403(b) arrangements, and governmental 457(b) plans generally can be rolled over tax-free within 60 days to any of such plans or arrangements that accept such rollovers. Similarly, distributions from an IRA generally are permitted to be rolled over tax-free within 60 days to a qualified plan, qualified annuity, section 403(b) arrangement, or governmental 457(b) plan. After tax contributions may be rolled over from a qualified plan, qualified annuity or governmental 457 plan into another qualified plan or an IRA. In the case of such a rollover of after tax contributions, the rollover is permitted to be accomplished only through a direct rollover. In addition, a qualified plan is not permitted to accept rollovers of after tax contributions unless the plan provides separate accounting for such contributions (and earnings thereon). Similar rules apply for purposes of rolling over after tax contributions from a section 403(b) arrangement. After tax contributions (including nondeductible contributions to an IRA) are not permitted to be rolled over from an IRA into a qualified plan, qualified annuity, section 403(b) arrangement, or governmental 457(b) plan.

    For this purpose, an eligible rollover distribution is generally a distribution to an employee of all or any portion of the balance to the credit of the employee in a qualified trust under section 401(a) of the Code, qualified annuity under section 403(a) of the Code, a 403(b) arrangement or a governmental 457(b) plan. However, an eligible rollover distribution does not include: any distribution which is one of a series of substantially equal periodic payments (not less frequently than annually) made (1) for the life (or life expectancy) of the employee or the joint lives (or joint life expectancies) of the employee and the employee's designated beneficiary, or (2) for a specified period of 10 years or more; any distribution to the extent it is a required minimum distribution amount (discussed above); or any distribution which is made upon hardship of the employee.

    Separate accounting is required on amounts rolled from plans described under Code sections 401, 403(b) or 408(IRA), when those amounts are rolled into plans described under section 457(b) sponsored by governmental employers. These amounts, when distributed from the governmental 457(b) plan, will be subject to the 10% early withdrawal tax applicable to distributions from plans described under sections 401, 403(b) or 408(IRA), respectively.

D. NON-NATURAL PERSONS AS OWNERS

    Pursuant to Code Section 72(u), an annuity contract held by a taxpayer other than a natural person generally is not treated as an annuity contract under the Code. Instead, such a non-natural Contract Owner generally could be required to include in gross income currently for each taxable year the excess of (a) the sum of the Contract Value as of the close of the taxable year and all previous distributions under the Contract over (b) the sum of net premiums paid for the taxable year and any prior taxable year and the amount includable in gross income for any prior taxable year with respect to the Contract under Section 72(u). However, Section 72(u) does not apply to:

    - A contract the nominal owner of which is a non-natural person but the beneficial owner of which is a natural person (e.g., where the non-natural owner holds the contract as an agent for the natural person),

    - A contract acquired by the estate of a decedent by reason of such decedent's death,

    - Certain contracts acquired with respect to tax-qualified retirement arrangements,

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
    - Certain contracts held in structured settlement arrangements that may qualify under Code Section 130, or

    - A single premium immediate annuity contract under Code Section 72(u)(4), which provides for substantially equal periodic payments and an annuity starting date that is no later than 1 year from the date of the contract's purchase.

    A non-natural Contract Owner that is a tax-exempt entity for federal tax purposes (e.g., a tax-qualified retirement trust or a Charitable Remainder Trust) generally would not be subject to federal income tax as a result of such current gross income under Code Section 72(u). However, such a tax-exempt entity, or any annuity contract that it holds, may need to satisfy certain tax requirements in order to maintain its qualification for such favorable tax treatment. See, e.g., IRS Tech. Adv. Memo. 9825001 for certain Charitable Remainder Trusts.

    Pursuant to Code Section 72(s), if the Contract Owner is a non-natural person, the primary annuitant is treated as the "owner" in applying the required distribution rules described below. These rules require that certain distributions be made upon the death of an "owner." In addition, for a non-natural owner, a change in the primary annuitant is treated as the death of the "owner." However, the provisions of Code Section 72(s) do not apply to certain contracts held in tax-qualified retirement arrangements or structured settlement arrangements.

E. ANNUITY PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS

    The discussion above provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal income tax and withholding on taxable annuity distributions at a 30% rate, unless a lower treaty rate applies and any required tax forms are submitted to Hartford. In addition, purchasers may be subject to state premium tax, other state and/or municipal taxes, and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation with respect to an annuity purchase.

F. GENERATION SKIPPING TRANSFER TAX

    Under certain circumstances, the Code may impose a "generation skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the owner. Regulations issued under the Code may require Hartford to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.

                        HARTFORD LIFE INSURANCE COMPANY

    Hartford Life Insurance Company is the issuer of the Contract. Hartford Life Insurance Company is a life insurance company organized under the laws of Connecticut. Our Home Office is located at 200 Hopmeadow Street, Simsbury, CT 06089.

    Hartford Life Insurance Company and its subsidiaries ("Hartford Life Insurance Company" or the "Company"), is a direct subsidiary of Hartford Life and Accident Insurance Company ("HLA"), a wholly owned subsidiary of Hartford Life, Inc. ("Hartford Life"). Hartford Life is an indirect subsidiary of The Hartford Financial Services Group, Inc. ("The Hartford"). The Company, together with HLA, provides (i) retail and institutional investment products, including variable annuities, fixed market value adjusted ("MVA") annuities, private placement life insurance, which includes life insurance products purchased by a company on the lives of its employees, and retirement plan services for the savings and retirement needs of over 5.0 million customers, (ii) life insurance for wealth protection, accumulation and transfer needs for approximately 738,000 customers, (iii) group benefits products such as group life and group disability insurance for the benefit of millions of individuals and (iv) fixed annuity products through its international operations. The Company is one of the largest sellers of individual variable annuities, variable universal life insurance and group disability insurance in the United States. The Company's strong position in each of its core businesses provides an opportunity to increase the sale of the Company's products and services as individuals increasingly save and plan for retirement, protect themselves and their families against the financial uncertainties associated with disability or death and engage in estate planning.

    Hartford Life Insurance Company is licensed to operate in the District of Columbia and all jurisdictions. We intend to offer the Contract in any jurisdictions in which we are licensed.

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
                                 LEGAL OPINIONS

    The validity of the interests in the Contracts described in this Prospectus will be passed upon for Hartford by Christopher M. Grinnell, Counsel and Assistant Vice President of Hartford.

                                    EXPERTS

    The consolidated financial statements and related financial statement schedules as of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report dated February 24, 2005 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company's change in its method of accounting and reporting for certain nontraditional long-duration contracts and for separate accounts in 2004), which is incorporated by reference herein, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

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
                                   APPENDIX A
                            MARKET VALUE ADJUSTMENT

    The formula which will be used to determine the Market Value Adjustment is:

              [(1 + I)/(1 + J)]to the power of(N/12)

    I    =    The Guarantee Rate in effect for the Current Guarantee
              Period (expressed as a decimal, e.g., 1% = .01)

    J    =    The Current Rate plus 0.25% (expressed as a decimal, e.g.,
              1% = .01) in effect for durations equal to the number of
              years remaining in the current Guarantee Period (years are rounded to the next highest number of years). If not
              available, the Company will utilize a rate equal to the most recent Moody's Corporate Bond Yield Average -- Monthly
              Average Corporate for the applicable duration plus 0.25% as
              Published by Moody's Investors Service, Inc.

    N    =    The number of complete months from the surrender date to the end of the current Guarantee Period.

 - Example of Market Value Adjustment

    Beginning Account Value:  $50,000

    Guarantee Period:         5 Years

    Guarantee Rate:           7.5% per annum

    Full Surrender:           Middle of Certificate Year 3

 - Example 1:

    Gross Surrender Value at middle of Certificate Year 3  =    50,000 (1.075)to the power of(2.5) =
                                                                59,908.86

    Net Surrender Value at middle of Certificate Year 3    =    [59,908.86] X Market Value Adjustment

    Market Value Adjustment

    I   =  .075

    J  =  .08

    N  =  30

    Market Value Adjustment                                =    [(1 + I)/(1 + J)]to the power of(N/12)
                                                           =    (1.075/1.08)to the power of(30/12)
                                                           =    0.988466

    Net Surrender Value at middle of Certificate Year 3    =    $59,908.86 X 0.988466
                                                           =    $59,217.87

 - Example of Market Value Adjustment

     Beginning Account Value:  $50,000

     Guarantee Period:         5 Years

     Guarantee Rate:           7.5% per annum

     Full Surrender:           Middle of Certificate Year 3

 - Example 2:

    Gross Surrender Value at middle of Certificate Year 3  =    50,000 (1.075)to the power
                                                                of(2.5) = 59,908.86

    Net Surrender Value at middle of Certificate Year 3    =    [59,908.86] X Market Value Adjustment

    Market Value Adjustment

    I   =  .075

    J  =  .07

    N  =  30

    Market Value Adjustment                                =    [(1 + I)/(1 + J)]to the power of(N/12)
                                                           =    (1.075/1.07)to the power of(30/12)
                                                           =    1.011723

    Net Surrender Value at middle of Certificate Year 3    =    $59,908.86 X 1.011723
                                                           =    $60,611.18

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